FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND

120 East Liberty DRIVE, Suite 400

Wheaton, Illinois 60187

December 21, 2022

VIA EMAIL AND OVERNIGHT DELIVERY

Phillip Goldstein

Special Opportunities Fund, Inc.

c/o Bulldog Investors, LLP

615 East Michigan Street

Milwaukee,WI53202

Re: First Trust Dynamic Europe Equity Income Fund (the “Fund”)

Dear Mr. Goldstein:

The Fund is in receipt of the letter from Special Opportunities Fund, Inc. (collectively with Phillip Goldstein and Bulldog Investors, LLP, "Bulldog") dated December 18, 2022 (the "Bulldog Letter") responding to the Fund's letter dated December 14, 2022 (the "FDEU Letter"). The FDEU Letter notified Bulldog that its letter submitted to the Fund on December 3, 2022 (the "Purported Notice") which claimed to nominate two individuals for election as trustees (each a "Purported Nominee" and collectively the "Purported Nominees") of the Fund at the upcoming annual meeting of shareholders of the Fund (the "2023 Meeting") was materially deficient. As detailed in the FDEU Letter, the Purported Notice failed to comply with numerous requirements set forth in the by-laws of the Fund (the "By-Laws") and the board of trustees of the Fund (the "Board"), acting pursuant to its authority under the By-Laws, determined in accordance with the By-Laws and their fiduciary duties as trustees that both Purported Nominees are deemed ineligible to be elected at the 2023 Meeting, and that any votes submitted for a Purported Nominee at the 2023 Meeting shall not be counted.

The Fund notes that the Bulldog Letter makes a number of representations that are factually inaccurate. While the Fund will not attempt by this letter to refute every inaccurate assertion in the Bulldog Letter, we will point out that during the course of the negotiations with Bulldog, neither the Fund nor the Board made any representation that could reasonably be construed that an agreement was imminent regarding Bulldog's proposal or that the Board would waive the timing or other requirements set forth in the By-Laws applicable to a shareholder nomination.

The Board evaluated the Purported Notice in good faith, acting in the best interests of the Fund's shareholders in accordance with its fiduciary duties. Suggestions to the contrary are entirely without merit. The Board hereby reiterates that after due consideration, evaluation and consultation with legal counsel, the Board determined that the submission of the Purported Nominees was materially deficient and that under the authority granted to it under the By-Laws, the Board determined that the Purported Nominees are deemed ineligible to be elected at the 2023 Meeting, and that any votes submitted for a Purported Nominee at the 2023 Meeting shall not be counted.

Nothing in this letter shall waive or otherwise limit any right or remedy of the Fund against any party. The Fund fully reserves its rights to any defenses or claims for, without limitation, damages and equitable relief.

Sincerely,

FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND

By:	W. Scott Jardine
W. Scott Jardine, Secretary